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SECU 08029542 SION

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SEC Mail Processing Section

MAR 04 2008

Washington, DC 112

SEC FILE NUMBER
8- 67274

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fulcrum Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12010 Sunset Hills Road Suite 875
(No. and Street)

Reston (City) VA (State) 20190 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Kissinger (703) 674-3523
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William J Capezio CPA
(Name – *if individual, state last, first, middle name*)

42693 Rolling Rock SQ (Address) Chantilly (City) VA (State) 20152 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008 E
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael C Kissinger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fulcrum Securities INC, as of 12/31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

VP

Title

Geovani Flores
NOTARY PUBLIC
Commonwealth of Virginia
My Commission Expires 10/31/08
#351720

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Fulcrum Securities, Inc.

For the Year Ended December 31, 2007

Fulcrum Securities, Inc.
Year Ended December 31, 2007

Table of Contents

William J. Capezio,CPA
Certified Public Accountant
42693 Rolling Rock Square
Chantilly, VA 20152
(703) 981-3389

Independent Auditor's Report

Board of Directors and Stockholders
Fulcrum Securities, Inc.
Reston, Virginia 20190

I have audited the accompanying statements of financial condition for Fulcrum Securities Inc. as of December 31,2007, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of Fulcrum Securities, Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

I have conducted an audited based on generally accepted audit standards. These standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Fulcrum Securities, Inc. as of December 31,2007, and the results of its operations, cash flows and changes in stockholders' equity for the year then ended in conformity with generally accepted accounting principles.

William J Capezio CPA

February 27,2008
Chantilly, Virginia

Fulcrum Securities, Inc.
Balance Sheet
As of December 31, 2007

ASSETS:	
Current Assets:	
Cash in Bank or Brokerage	$88,542
Accounts Receivable	56,853
Total Current Assets	145,395
Fixed Assets:	
Furnishings & Equipment	10,581
Computer Equipment	11,347
Less Accumulated Depreciation	-6,323
Total Fixed Assets	15,605
Other Assets:	
Deposits	42,023
Prepaid Expenses	15,342
Total Other Assets	57,365
Total Assets	**$218,365**
LIABILITIES:	
Current Liabilities:	
Accounts Payable	18,114
Accrued Expenses	4,000
Interest Payable	509
Notes Payable	37,500
Total Current Liabilities	60,123
STOCKHOLDERS' EQUITY	
Capital Stock	15,219
Additional Paid in Capital	489,985
Deficit	-346,962
Total Stockholders' Equity	158,242
Total Liabilities & Stockholders' Equity	**$218,365**

See Notes to the Financial Statements

Fulcrum Securities, Inc.
Statement of Operations
For the Year Ended December 31, 2007

Revenues:		
Commissions Earned		$2,128,734
Interest Income		8,348
Reimbursed Expenses		79,839
Total Revenue		2,216,921
Expenses:		
Payroll	$1,594,569	
Taxes & Licenses	352,100	
Insurance & Benefits	124,785	
Interest Expense	1,002	
Brokerage Clearing Costs	50,072	
Travel & Meals	44,528	
Professional Fees	64,775	
Dues & Subscriptions	15,993	
Depreciation Expense	5,484	
Other Expenses	127,496	
Rent Expense	129,704	
Total Expenses		2,510,508
Net Loss from Operations		**-293,587**

See Notes to Financial Statements

Fulcrum Securities, Inc.

Statement of Changes in Stocholders' Equity

For Year Ended December 31, 2007

	Common Stock	Additional Paid in Capital	Net Loss	Contributed Capital	Stockholders' Equity
Balance - December 31,2006	$19	$111,360	-$48,841	$10,666	$73,204
Net Loss	0	0	-293,587	0	-293,587
Sale of Common Stock	15,200	378,625	0	0	393,825
Contributed Capital	0	0	0	-10,666	-10,666
Prior Period Adjustment	0	0	-4,534	0	-4,534
Balance - December 31,2007	$15,219	$489,985	-$346,962	$0	$158,242

See Notes to the Financial Statements

Fulcrum Securities, Inc.
Statement of Cash Flows
For the Year Ended December 31,2007

Cash Flows From Operating Activities:		
Net Loss		-$293,587
Items Not Requiring Cash:		
Depreciation	$5,484	
Accounts Receivable	-37,695	
Prepaid Expenses	-15,342	
Accounts Payable	15,716	
Accrued Expenses	-17,259	
Interest Payable	509	
Notes Payable	9,500	-$39,087
Net Cash used in Operations		-$332,674
Cash Flows from Investing Activities:		
Purchase of Equipment	-$10,524	
Deposits	-544	
Net Cash Outflows from Investing Activities		-$11,068
Cash Flows from Financing Activities:		
Sale of Stock	$393,825	
Prior Period Adjustments	-15,200	
Net Cash Inflows from Financing Activities		$378,625
Net Increase in Cash		$34,883
Cash at Beginning of Period		53,659
Cash at end of Period		**$88,542**

See Notes to Financial Statements

Note 1. ORGANIZATION

The Company was organized on May 4,2004 under the name of OFK Securities, Inc. The name was changed in June of 2006 to Fulcrum Securities, Inc and began its registration process under the Securities Exchange Commission as a Broker Dealer.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

Basis of accounting: The company recognizes revenues through commissions earned on transactions in the various investment markets. The books of record are maintained on the accrual basis of accounting. Income is recognized when earned and expenses are realized when incurred.

Property and Equipment: Property and equipment are recorded at cost. Depreciation is provided using accelerated methods over the estimated useful lives of the individual assets. Upon sale or retirement of depreciable assets, both the related costs and accumulated depreciation is removed from the accounts. All gains and losses on disposal of assets as well as expenditures for repairs and maintenance are reflected in current earnings. Gains and losses on trade-ins are reflected in the basis of the new assets.

Income Taxes: The Company is being managed by Fulcrum Holdings LLC effective July 9,2007 and as a result the taxes of Fulcrum Securities, Inc. are consolidated under Fulcrum Holdings LLC. Gains and losses are reported personally by the members of the holding company.

Use of Estimates: Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Significant estimates used in preparing these financial statements include those assumed in computing profit percentages under the percentage – of – outstanding claims. It is reasonable to assume that any significant estimates used could change in future years.

Fulcrum Securities, Inc.
Notes To the Financial Statements
December 31,2007

Note 3: NET CAPITAL REQUIREMENTS

Fulcrum Securities, Inc is subject to the $5,000 net capital requirement of SEC Rule 15c3-1 which requires the maintenance of at least $5,000 of net capital under R Sec Rule 17a-11. Fulcrum Securities Inc. is required to comply with the exemptive provisions of SEC Rule 15k-2ii. At December 31,2007 Fulcrum Securities Was in Compliance with these provisions.

Fulcrum Securites, Inc is registered with the following Federal and State Regulatory authorities as an introducing securities broker.

Securities and Exchange Commission	Effective 8/22/06
National Association Of Securities Dealers - FINRA	Effective 8/22/06
Commonwealth of Virginia	Effective 9/29/06
State of New York	Effective 9/29/06
State of Michigan	Effective 10/5/06
District of Columbia	Effective 10/5/06
State of Missouri	Effective 10/14/06
State of Maryland	Effective 11/8/06
State of Colorado	Effective 11/15/06
State of Indiana	Effective 11/16/06
State of Kentucky	Effective 11/20/06
State of Oklahoma	Effective 11/7/06
State of Minnesota	Effective 11/13/06
State of Illinois	Effective 11/21/06
Commonwealth of Pennsylvania	Effective 11/22/06
State of Texas	Effective 12/1/06
State of Georgia	Effective 12/12/06
State of Connecticut	Effective 12/12/06
State of New Jersey	Effective 12/18/06
State of Ohio	Effective 12/19/06
State of California	Effective 1/29/07
State of Florida	Effective 1/2/07
State of Tennessee	Effective 1/26/07
State of West Virginia	Effective 1/29/07
State of Utah	Effective 1/29/07
State of North Carolina	Effective 2/2/07
State of Louisiana	Effective 2/5/07
State of Delaware	Effective 1/3/07
State of Massachusetts	Effective 2/6/07
State of Arkansas	Effective 2/20/07
State of Arizona	Effective 4/5/07
State of Oregon	Effective 9/20/07
State of Alabama	Effective 10/12/07

Fulcrum Securities, Inc.
Notes to the Financial Statements
December 31,2007

Note 4. COMMITMENTS

The Company conducts its operations from leased facilities under five year non-cancelable leases expiring March 31,2013.

The following is a schedule by years of future minimum non-cancelable rental payments required under the operating leases:

Year Ended December 31	Amount
2008	$ 244,895
2009	251,583
2010	258,412
2011	265,385
2012	163,575
2013	24,749
Total	$ 1,208,599

Note 5. COMMON STOCK

The Company is managed by Fulcrum Holdings LLC effective July 9,2007. Members have transferred their stock in Fulcrum Securities, Inc to the Holding Company. The Holding Company has issued Class A and Class B memberships.

Note 6: INCOME TAXES

Per Note 5, Profit and losses are transferred to Members of Fulcrum Holdings LLC for Internal Revenue reporting.

Note 7. CLEARING ACTIVITIES

Clearing activities for the Company are performed by Pershing Financial Services, a third party. The clearing house guarantees the Company's obligations that result from Clearing activities.

Note 8. POSSESSION or CONTROL REQUIREMENTS

The Company is in compliance with the exemptive provision of SEC Rule 15 (k) 2 (ii).

William J. Capezio
Certified Public Accountant
42693 Rolling Rock Square
Chantilly, VA 20152
(703) 981-3389

Independent Auditor's Report
On Supplemental Information

To: Board of Directors and Stockholders'
Of Fulcrum Securities, Inc.
Reston, VA 20190

My report on my audit of the basic financial statements of Fulcrum Securities, Inc. for 2007 appears on page one. The audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Computation of Net Capital is presented for the purposes of additional analysis, and while it is not a required of the basic financial statements, it is required by the Securities and Exchange Commission Rule c3-1. Such information has been subjected to auditing procedures applied to the basic statements and, in my opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole.

Chantilly, Virginia
February 27, 2008

Fulcrum Securities, Inc

Computation of Net Capital Under Rule 15c3-3

Under the Securities Act of 1934

As of December 31,2007

Total aggregated Indebtedness	**$60,123**
Net Capital:	
Common Stock	$15,219
Additional Paid in Capital	489,985
Accumulated Deficit	-346,962
Equipment (Net)	-15,605
Unallowable Assets	-96,908
	$45,729

Reconciliation with the Company's Computation
(included in Part II of form X-17a-5 as of December 31,2007(

Net Capital, as reported in Company's Computation Part II Focus Report (unaudited)	$51,213
Audit Adjustments	-5484
Net Capital	**$45,729**

Fulcrum Securities, Inc.
Computation of Net Capital Under Rule 15k-2ii
Under the Securities Exchange Act of 1934
As of December 31,2007

As of December 31, 2007, Fulcrum Securities, Inc. was in conformance with the Net Capital requirements of the exemptive provisions of SEC Rule 15k-2ii.

Michael Kissinger
Vice President

William J. Capezio
Certified Public Accountant
42693 Rolling Rock Square
Chantilly, Virginia 20152
(703) 981-3389

Board of Directors and Stockholders
Fulcrum Securities, Inc.
Reston, Virginia

In planning and performing my audit of the financial statements of Fulcrum Securities, Inc., for the year ended December 31,2007, I considered its internal control structure in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, and as required by CFTC Regulation 1.16 of the Commodities Future Trading Commission, I have made a study of the practices and procedures (including a test of compliance with such practices and procedures) followed by Fulcrum Securities, Inc., that I considered relevant to the objectives stated in Rule 17a-3(a)(11) and the reserve required by Rule 15(k) (2) (ii). I did not make a study of the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 because the Company did not own any securities during the year.

The management of the Company is responsible for establishing and maintaining an internal control structure and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and the practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that the transactions are executed in accordance with Management's authorization and recorded properly to permit Board of Directors and Stockholders' preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-a5(g) lists additional objectives of the practices and procedures in the preceding paragraph .

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce the relatively low risk of errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned function. However, I noted no matters involving the internal control structure that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31,2007 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

William J Cazzi CPA

February 27,2008
Chantilly, Virginia

END